Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

July 20, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re: Ostin Technology Group Co., Ltd.

Amendment No. 1 to Registration Statement on Form F-1

Filed June 23, 2021

File No. 333-253959

Dear Ms. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 25, 2021, regarding Amendment No. 1 to Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on June 23, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 2 to the Registration Statement, which is being filed with the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to Registration on Form F-1

Risk Factors, page 6

1.	Please include risk factor that discusses the impact of the Holding Foreign Companies Accountable Act and the interim rules adopted by the SEC in March 2021.

Response: In response to the Staff’s comment, we have revised the risk factor disclosure on page 24 of the Amendment No.2 to the Registration Statement which discusses the impact of the Holding Foreign Companies Accountable Act and the interim rules adopted by the Commission in March 2021.

Exhibits

2.	We note your disclosure that you have entered into employment agreements with each of your executive officers and Exhibit 10.10. Please file the employment agreement for each executive officer.

Response: In response to the Staff’s comment, we have revised the Registration Statement to include employment agreements with each of the Company’s executive officers, which are attached as Exhibits 10.10, 10.11. 10.12 and 10.13 of the Amendment No.2 to the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/ Tao Ling
Tao Ling, Chief Executive Officer

cc:	Wei Wang, Esq. Ellenoff Grossman & Schole LLP